Exhibit 99.6

NICE Named Global Market Share Leader for Interaction Analytics with Perfect
Satisfaction Scores Across All 24 Categories

Awarded a perfect 5.0 customer satisfaction score across all vendor, product capabilities and effectiveness categories, NICE leads with the largest market share for the tenth consecutive year

Hoboken, N.J., September 15, 2021 – NICE (Nasdaq: NICE) today announced that it has been recognized as the Interaction Analytics market share leader, based on a 39.4 percent share of seats by DMG Consulting LLC, a leading independent research and consulting firm. This is the tenth consecutive year in which NICE has been named the market share leader, based on seats in DMG Consulting’s “Interactions Analytics Product and Market Report.” Notably, NICE received the top customer satisfaction score of 5.0 in DMG’s Interaction Analytics Vendor Satisfaction Analysis across all 24 vendor, product capabilities and product effectiveness categories. Click here for a complimentary excerpt from the report.

DMG Consulting's 2021-2022 report attributed NICE with a lead of more than 9 percent in the number of seats over the nearest competitor in the Interaction Analytics market. NICE received a perfect 5.0 customer satisfaction score for product capabilities such as omnichannel capabilities (the ability to capture, aggregate and analyze data from all voice and digital interactions), sentiment analysis, artificial intelligence (AI) and machine learning capabilities as well as real-time capabilities. Also noteworthy, NICE earned a perfect rating for each product effectiveness category, specifically for the solution’s ability to identify and mitigate pandemic-related impacts for customers, and support work at home/remote agents amongst others.

Donna Fluss, President, DMG Consulting, said, “A unique and highly beneficial aspect of Interaction Analytics is its ability to address voice and digital channels and put together a comprehensive story of CX. Looking at feedback in each channel has always been important but gaining visibility into what is happening across channels and enterprise business units is essential to understanding the overall customer journey. This is becoming even more important as activity in digital channels picks up momentum as a result of the digital transformation.”

“Organizations globally are racing to engage in digital conversations as a way to deliver transformative experiences,” said Barry Cooper, President, NICE Workforce & Customer Experience Group.  “Having received perfect 5.0 customer satisfaction ratings in DMG’s 2021 Interaction Analytics industry research, we consider it a clear vote of confidence from our customers. We believe it is a direct result of our focus on cutting-edge innovation, such as Enlighten AI, which allows organizations to meet customers at their digital doorstep.”

Enlighten AI is a set of purpose-built AI technologies that are embedded across the NICE portfolio of solutions, making every CX application and process smarter in real-time. It analyzes every interaction to identify the successful behaviors that drive extraordinary experiences. NICE Enlighten AI, developed based on over 30 years of industry expertise and using amongst the largest syndicated interaction datasets, offers an array of out-of-the-box self-learning AI solutions including Enlighten AI for Customer Satisfaction, Enlighten AI for Complaint Management and Enlighten AI Routing.

DMG Consulting LLC's annual ‘Interaction Analytics Product and Market Report' comprehensively analyzes the interaction analytics market, competitive landscape, product innovation, and market, business and servicing trends and challenges. The analysis provides an in-depth review of interaction analytics solutions, including how they enhance other applications and are an essential tool for capturing the voice of the customer, understanding the customer journey and measuring and improving the customer experience.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper], are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.